SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Mobileye N.V.

(Name of Issuer)

Ordinary shares, nominal value €0.01 per share

(Title of Series of Securities)

N51488117

(CUSIP number)

Susie Giordano

Corporate Vice President and Corporate Secretary

2200 Mission College Boulevard

Santa Clara, CA 95054-1549

(408) 765-8080

Copies to:

Kenton J. King, Esq.

Sonia K. Nijjar, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, CA 94304

(650) 470-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. N51488117

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Intel Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 214,471,309
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 214,471,309

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,471,309
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. N51488117

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cyclops Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 214,471,309
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 214,471,309

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,471,309
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14.	TYPE OF REPORTING PERSON OO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”) and Intel Corporation (“Parent”), for all outstanding ordinary shares, with a nominal value of €0.01 per share (the “Shares”), of Mobileye N.V. (the “Issuer”) at a price of $63.54 per share, in cash, without interest and less applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Schedule TO initially filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), a copy of which is attached as Exhibit B to this Schedule 13D, and in the offer to purchase dated April 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit C to this Schedule 13D, and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit D to this Schedule 13D. This Schedule 13D also relates to the purchase agreement dated as of March 12, 2017 by and among Parent, Cyclops Holdings, Inc., a Delaware corporation which was later converted into Purchaser, and the Issuer (the “Purchase Agreement”), a copy of which is attached as Exhibit E to this Schedule 13D, pursuant to which the Offer was made, the Tender and Support Agreement, dated as of March 12, 2017, by and between Parent, Ziv Aviram, and Cyclops Holdings, Inc., a copy of which is attached as Exhibit F to this Schedule 13D, and the Tender and Support Agreement, dated as of March 12, 2017, by and between Parent, Amnon Shashua, and Cyclops Holdings, Inc., a copy of which is attached as Exhibit G to this Schedule 13D (collectively, the “Tender and Support Agreements”).

Item 1.	Security and Issuer

This statement relates to the Shares issued by the Issuer. The Issuer’s principal executive offices are located at Har Hotzvim, 13 Hartom Street, P.O. Box 45157, Jerusalem 9777513, Israel.

Item 2.	Identity and Background

This statement is being filed jointly by Purchaser and Parent. Purchaser is a Delaware limited liability company and a wholly owned subsidiary of Parent, a Delaware corporation.

Purchaser was originally incorporated as a Delaware corporation on March 1, 2017 and was converted to a Delaware limited liability company on April 4, 2017. Purchaser was formed for the purpose of negotiating the Purchase Agreement and structuring and effecting the transactions contemplated thereby.

Parent is a world leader in the design and manufacturing of essential products and technologies that power the cloud and an increasingly smart, connected world. Parent delivers computer, networking, and communications platforms to a broad set of customers including original equipment manufacturers (OEMs), original design manufacturers (ODMs), and cloud and communications service providers, as well as industrial, communications, and automotive equipment manufacturers.

The principal office of each of Purchaser and Parent is 2200 Mission College Blvd., Santa Clara, California, 95054-1549. The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors, executive officers, or managers of Parent and Purchaser are set forth in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

During the last five years, none of Parent, Purchaser or, after due inquiry and to the best knowledge and belief of Parent and Purchaser, the persons listed in Schedule I of the Offer to Purchase (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Purchaser and Parent have entered into a Joint Filing Agreement, dated as of August 18, 2017, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”).

Item 3.	Source and Amount of Funds

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Source and Amount of Funds,” “Background of the Offer; Past Contacts or Negotiations with Mobileye” and “The Purchase Agreement; Other Agreements” is incorporated herein by reference.

The acquisition of the Shares that are the subject of this Schedule 13D was funded from available cash and cash equivalents of Parent and its subsidiaries. The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of the Transaction

The purpose of the transactions described in this Schedule 13D is to facilitate Parent’s directly or indirectly owning and controlling all of the Issuer’s business, operations and assets. The information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Mobileye” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Tender and Support Agreements and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Purchaser and Parent may be deemed to beneficially own, in the aggregate, 214,471,309 Shares, representing approximately 96.3% of the Issuer’s outstanding Shares (based upon the 222,663,542 Shares stated to be outstanding as of August 17, 2017 by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Shares).

Purchaser has voting power and dispositive power with regard to 214,471,309 Shares. Parent, by virtue of its relationship to Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Purchaser directly beneficially owns.

On August 8, 2017, following the expiration of the initial offering period of the Offer on August 7, 2017 at 5:00 p.m., New York City time, Purchaser accepted for payment, and thus acquired, 187,882,291 Shares tendered pursuant to the Offer at a purchase price of $63.54 per Share in cash, without interest and less applicable withholding taxes.

On August 8, 2017, Purchaser commenced a subsequent offering period of the Offer, which is scheduled to expire at 11:59 p.m., New York City time, on August 21, 2017, unless extended. From August 8, 2017 to August 17, 2017, Purchaser acquired 26,589,018 Shares tendered pursuant to the Offer at a purchase price of $63.54 per Share in cash, without interest and less applicable withholding taxes.

(c) Except as described above or in the remainder of this paragraph, there were no other transactions with respect to Shares effected during the past 60 days by Purchaser, Parent or any of the persons listed in Schedule I of the Offer to Purchase. David Yoffie, a member of the board of directors of Parent, tendered 10,000 Shares pursuant to the Offer, which Shares were accepted for payment by Purchaser on August 8, 2017 at a purchase price of $63.54 per Share in cash, without interest and less applicable withholding taxes. In addition, pursuant to the terms of the Purchase Agreement, an option to acquire 25,000 ordinary shares, with a nominal value of €0.01 per share, of the Issuer granted to Mr. Yoffie by the Issuer was converted at the closing of the Offer on August 8, 2017 into a right to receive $63.54 less the exercise price of $36.40 per share associated with such option, equal to $27.14 per share, in cash.

(d) To the best knowledge of Purchaser and Parent, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Purchaser and Parent.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Schedule 13D and the information set forth in the section of the Offer to Purchase entitled “Purpose of the Offer; Plans for Mobileye” is incorporated herein by reference.

The foregoing summary is qualified in its entirety by the full text of the Offer to Purchase, the Letter of Transmittal, the Tender and Support Agreements and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, none of Purchaser, Parent or any of the persons listed in Schedule I of the Offer to Purchase have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
A	Joint Filing Agreement, dated as of August 18, 2017, by and between Intel Corporation and Cyclops Holdings, LLC.*

B.1	Schedule TO, dated April 5, 2017 (incorporated herein by reference to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on April 5, 2017).

B.2	Amendment No. 1 to the Schedule TO, dated April 20, 2017 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on April 20, 2017).

B.3	Amendment No. 2 to the Schedule TO, dated May 9, 2017 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on May 9, 2017).

B.4	Amendment No. 3 to the Schedule TO, dated June 5, 2017 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on June 5, 2017).

B.5	Amendment No. 4 to the Schedule TO, dated June 12, 2017 (incorporated herein by reference to the Amendment No. 4 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on June 12, 2017).

B.6	Amendment No. 5 to the Schedule TO, dated June 13, 2017 (incorporated herein by reference to the Amendment No. 5 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on June 13, 2017).

B.7	Amendment No. 6 to the Schedule TO, dated June 14, 2017 (incorporated herein by reference to the Amendment No. 6 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on June 14, 2017).

B.8	Amendment No. 7 to the Schedule TO, dated June 22, 2017 (incorporated herein by reference to the Amendment No. 7 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on June 22, 2017).

B.9	Amendment No. 8 to the Schedule TO, dated July 10, 2017 (incorporated herein by reference to the Amendment No. 8 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on July 10, 2017).

B.10	Amendment No. 9 to the Schedule TO, dated July 14, 2017 (incorporated herein by reference to the Amendment No. 9 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on July 14, 2017).

B.11	Amendment No. 10 to the Schedule TO, dated July 31, 2017 (incorporated herein by reference to the Amendment No. 10 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on July 31, 2017).

Exhibit No.	Description
B.12	Amendment No. 11 to the Schedule TO, dated August 1, 2017 (incorporated herein by reference to the Amendment No. 11 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on August 1, 2017).

B.13	Amendment No. 12 to the Schedule TO, dated August 8, 2017 (incorporated herein by reference to the Amendment No. 12 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on August 8, 2017).

B.14	Amendment No. 13 to the Schedule TO, dated August 8, 2017 (incorporated herein by reference to the Amendment No. 13 to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on August 8, 2017).

C	Offer to Purchase, dated April 5, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on April 5, 2017).

D	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Intel Corporation and Cyclops Holdings, LLC with the SEC on April 5, 2017).

E	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the SEC on March 13, 2017).

F	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

G	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 18, 2017	INTEL CORPORATION

	By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

CYCLOPS HOLDINGS, LLC

	By:	/s/ Robert H. Swan
Robert H. Swan
Manager